

September 3, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Brad S. Forsyth
Chief Financial Officer
Willis Lease Finance Corporation
773 San Marin Drive, Suite 2215
Novato, CA. 94998

> **Re: Willis Lease Finance Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 16, 2015**
> **Response Dated August 13, 2015**
> **File No. 1-15369**

Dear Mr. Forsyth:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the period ended December 31, 2014

Note 1 – Organization & Summary of Significant Accounting Policies, page 52
(d) Equipment Held for Operating Lease, page 53

1.   We note your response to our comment 4 in our letter dated July 16, 2015 in which you state *"The typical 15 year holding period which we reference in our filings is separate from the useful life of our engines, and represents how long we anticipate holding a newly acquired engine. The useful life of a new engine can be in excess of 25 years…."* As previously requested in prior bullet three, please revise your disclosures to ensure readers understand the period over which you depreciate both your new and older engines. In this regard, as the term "useful life" is the period over which depreciation is recognized pursuant to ASC 360-10-35, it appears that this terminology should be utilized in describing depreciation accounting policy for both your new and older engines. Your disclosures should also clearly indicate whether your policy *"to review*

estimates regularly to accurately expense the cost of equipment over the useful life of the engines" on page 28 is for either types of engines or just your older engines.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Jeanne Baker, at (202) 551-3691, or me at (202) 551-3768, if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at (202) 551-3754, or in her absence, Craig E. Slivka, at (202) 551-3729, with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

Office of Manufacturing and Construction